FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
November 4, 2004

Manulife Financial Corporation reports

81 per cent increase in shareholders’ net income

Earnings of $717 million include strong contribution from John Hancock

TORONTO – Manulife Financial Corporation today reported shareholders’ net income of $717 million for the quarter, an increase of 81 per cent over a year earlier. John Hancock contributed $235 million to this quarter’s results, although this split is becoming increasingly less relevant as operations are merged across the Company. Excluding the impact of John Hancock, earnings in the third quarter increased $86 million or 22 per cent versus a year ago.

“We are extremely pleased with how Manulife and John Hancock are coming together following the closing of our merger on April 28th. We remain focused on realizing the benefits of the enlarged distribution network and product portfolio while avoiding disruption to customer service levels. The integration is proceeding very well,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial.

“In our third quarter, expenses were well managed and good progress was made on achieving targeted expense synergies. As well, credit results continued to be favourable,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.

This quarter, the Company had favourable overall claims and credit experience. Sales performance continued at above industry average levels and, in a number of key business lines, Manulife increased its market shares. The appreciation of the Canadian dollar relative to the U.S. dollar reduced this quarter’s income by approximately $27 million versus a year ago.

Earnings per common share increased by four per cent to $0.88 from $0.85 reported in 2003. Excluding the impact of integration costs incurred in the quarter of $0.025 per share and the impact of the appreciation of the Canadian dollar of $0.025 per share, earnings per share would have increased 10 per cent from the prior year to $0.93. Return on common shareholders’ equity for the quarter was 12.0 per cent, reflecting the impact of the larger capital base following the merger of Manulife Financial and John Hancock.

Total premiums and deposits for the third quarter were $13.6 billion, $6.1 billion higher than reported in the third quarter of 2003 and $0.6 billion higher than the preceding quarter. Excluding the impact of John Hancock, premiums and deposits increased by $2.0 billion or 27 per cent from the prior year reflecting sales growth in North American insurance operations and strong wealth management deposits in Canada, the United States and Japan.

Funds under management were $346.5 billion as at September 30, 2004 compared to $148.5 billion as at September 30, 2003. This increase was primarily driven by the acquisition of John Hancock. Strong net cash flows in the North American wealth management businesses also contributed to the increase.

OPERATING HIGHLIGHTS

o	Manulife Financial and John Hancock are moving quickly to integrate their operations following closing of their merger on April 28th. During the quarter,

o	Manulife Financial announced plans to combine the current operations of The Manufacturers Life Insurance Company, The Maritime Life Assurance Company, and MFC Insurance Company into a single Canadian insurance business under the name The Manufacturers Life Insurance Company, effective December 30, 2004, subject to policyholder and regulatory approvals. The business combination is expected to deliver cost savings from integration and simplification of business operations.

o	Manulife Financial and CGI Group Inc. signed a contract to create a new information technology development centre in Halifax, Canada. The mission of this centre will be to provide systems development, maintenance and integration services to Manulife and other CGI clients worldwide. As part of the contract, 300 Halifax-based Manulife technology professionals will join CGI.

o	Continuing its innovation in product development, John Hancock introduced a new long-term care rider on selected universal life insurance policies. This new offering leverages the product expertise of Manulife Financial in universal life insurance and of John Hancock in long-term care insurance, by providing life insurance and long-term care protection in a single product.

o	Manulife-Sinochem Life Insurance Co. Ltd. received approval to open its fourth operation, in Ningbo, China. Since beginning operations in Shanghai in 1996, Manulife-Sinochem has expanded to Guangzhou and Beijing, and now has grown to about 3,500 agents serving more than 200,000 customers.

o	John Hancock launched a new long-term care insurance program for the small business market to provide individual long-term care insurance at the work site. John Hancock is an industry pioneer and one of the largest providers of long-term care insurance in the U.S. market with more than 800,000 clients.

o	Manulife Japan announced that its successful variable annuity product, Premiere, will be sold through UFJ Bank beginning December 2004. Premiere was launched in April 2004 for sales through The Bank of Tokyo-Mitsubishi, Japan's largest bank. The expanded distribution relationship with UFJ Bank arises out of the recently announced alliance between The Bank of Tokyo-Mitsubishi and UFJ Bank. Sales of Premiere through The Bank of Tokyo-Mitsubishi and Mitsubishi Securities sales network were a record in September.

o	Manulife Financial ranked first in Canada for statements it provides to owners of its universal life insurance policies, according to a recent report by DALBAR. The statement is part of a total package, which includes an innovative website, for universal life clients that focuses on giving them and their advisors clear and timely information to help manage their policies effectively.

o	Manulife Hong Kong's Mandatory Provident Fund services continued to lead the market for the second consecutive year with the highest overall levels of satisfaction among employees and self-employed members in a recent survey conducted by Marketing Decision Research (Pacific) Ltd.

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (C$ millions)	717	660	396
Earnings per Common Share (C$)	0.88	0.93	0.85
Return on Common Shareholders' Equity (%, annualized)	12.0	14.0	17.9
Premiums & Deposits (C$ millions)	13,595	13,035	7,530
Funds under Management (C$ billions)	346.5	360.2	148.5

Net Income

Manulife Financial Corporation reported shareholders’ net income of $717 million for the third quarter ended September 30, 2004, an increase of 81 per cent from $396 million reported in 2003. This increase of $321 million primarily reflected the acquisition of the John Hancock operations in April, which contributed approximately $235 million to earnings this quarter. Also contributing to the increase were improved claims experience and overall business growth, partially offset by the impact of a strengthened Canadian dollar.

For the nine months ended September 30, 2004, shareholders’ net income was $1,805 million, an increase of 61 per cent over 2003.

Earnings per Share and Return on Common Shareholders’ Equity

The third quarter earnings per common share were $0.88 compared to $0.85 in 2003, up four per cent. For the three months ended September 30, 2004, return on common shareholders’ equity was 12.0 per cent compared to 14.0 per cent in the second quarter of 2004, reflecting the impact of the larger capital base for the full quarter as a result of the merger.

The impact on earnings of integration costs incurred in the quarter was $0.025 per share. The appreciation of the Canadian dollar relative to the U.S. dollar also reduced this quarter’s earnings per share by $0.025.

Year-to-date return on common shareholders’ equity and earnings per common share were 14.0 per cent and $2.72, respectively.

Premiums and Deposits

Third quarter premiums and deposits were $13.6 billion in 2004, up 81 per cent compared to $7.5 billion in the third quarter of 2003. This increase was due to the almost $4.1 billion contribution from the acquired John Hancock businesses and excellent sales in the wealth management businesses, particularly in Japan and the U.S.

Funds under Management

Funds under management increased by $198.0 billion to $346.5 billion as at September 30, 2004 compared to $148.5 billion as at September 30, 2003. This increase was driven by the acquisition of John Hancock, which added $190.0 billion in the second quarter. Also contributing to the increase were: strong net policyholder cash flows of 401(k) pension products and of annuity products in the U.S. and Japan; higher deposits of segregated fund products in Canada; and improved equity markets, partially offset by the negative effect of a strengthened Canadian dollar, which reduced assets by approximately $17.2 billion.

Capital

Total capital increased to $28.8 billion as at September 30, 2004, an increase of $16.4 billion from September 30, 2003. This increase was primarily the result of the acquisition of John Hancock and net income in the past 12 months, partially offset by shareholder dividends and the negative impact of a strengthened Canadian dollar.

Quarterly Dividend

The Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, payable on or after December 20, 2004 to shareholders of record at the close of business on November 16, 2004. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on or after December 20, 2004 to shareholders of record at the close of business on November 16, 2004.

PERFORMANCE BY DIVISION

U.S. Protection

Canadian dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	112	137	75
Premiums & Deposits (millions)	1,823	1,461	598
Funds under Management (billions)	58.0	60.4	18.2

U.S. dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	86	100	54
Premiums & Deposits (millions)	1,395	1,074	433
Funds under Management (billions)	45.9	45.1	13.4

o	U.S. Protection's 2004 third quarter net income of $112 million increased by 49 per cent from the third quarter of 2003. Year-to-date net income was $318 million as compared to $217 million reported in 2003. This quarter's earnings reflect the addition of John Hancock's life insurance and long-term care operations. The earnings also reflect good mortality experience and business growth, partially offset by less favourable investment returns, higher strain and the negative impact of a stronger Canadian dollar.

o	Premiums and deposits of $1.8 billion for the quarter increased significantly from $598 million in the third quarter of 2003, driven by the acquisition of John Hancock's life insurance and long-term care businesses and the popularity of universal life products. This was partially offset by the negative impact of a stronger Canadian dollar.

o	Funds under management of $58.0 billion as at September 30, 2004 were significantly higher than the $18.2 billion reported in 2003. This increase reflects the inclusion in the second quarter of $42.2 billion of assets from the John Hancock operations and growth in the in force business, which was dampened by the negative impact of a strengthened Canadian dollar.

U.S. Wealth Management

Canadian dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	119	98	45
Premiums & Deposits (millions)	5,842	6,463	3,599
Funds under Management (billions)	125.3	130.8	57.3

U.S. dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	91	73	33
Premiums & Deposits (millions)	4,467	4,757	2,608
Funds under Management (billions)	99.1	97.6	42.5

o	U.S. Wealth Management Division's net income for the third quarter of 2004 was $119 million, more than twice the $45 million reported in the prior year. Year-to-date net income was $281 million compared to $121 million in 2003. The majority of the quarter's net income growth was from the addition of John Hancock's annuity and mutual fund operations. Higher earnings were also due to continued business growth in the variable annuity and pension operations driven by excellent net sales and strong in force growth.

o	Premiums and deposits for the quarter of $5.8 billion were considerably higher than the $3.6 billion reported in the third quarter of 2003 due to the addition of the John Hancock operations and strong growth, mainly in the variable annuity and pension businesses. Premiums and deposits in Annuities grew by 57 per cent on a U.S. dollar basis, reflecting continued strong market acceptance of the variable annuity riders launched in late 2003 and the addition of John Hancock's fixed annuity business. Group Pensions' premiums and deposits of $2.5 billion increased by 17 per cent versus a year ago, 23 per cent on a U.S. dollar basis, driven by the impact of strong new business growth and higher recurring deposits from the growing block of in force participants. John Hancock Mutual Funds deposits of $1.2 billion were primarily from retail mutual fund sales.

o	As at September 30, 2004, funds under management of $125.3 billion were significantly higher than the $57.3 billion balance reported a year ago. The acquisition of John Hancock's annuity and mutual fund operations contributed $60.3 billion in the second quarter. In addition, the increase in funds under management was a result of continued strong net policyholder cash flows in the variable annuity and group pension businesses over the past 12 months and improved equity markets, partially offset by the negative impact of a strengthened Canadian dollar.

Canadian Division

Canadian dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	165	144	131
Premiums & Deposits (millions)	2,976	2,652	1,641
Funds under Management (billions)	57.7	56.8	37.4

o	Canadian Division shareholders' third quarter net income was $165 million, an increase of 26 per cent from the $131 million reported in the third quarter 2003. Year-to-date shareholders' earnings were $439 million, up 25 per cent over the first nine months of 2003. The increase in this quarter's earnings was primarily attributable to the addition of John Hancock's Maritime Life business. In addition, growth in the existing in force business and favourable claims experience from Group Life and Health contributed to the improvement in net income. These increased earnings were somewhat offset by lower investment returns.

o	Premiums and deposits for the quarter were $3.0 billion, up 81 per cent over the $1.6 billion in the same quarter last year. Group Life & Health, Individual Insurance and Individual Wealth Management businesses grew by 119 per cent, 96 per cent and 71 per cent over the third quarter of 2003, respectively. The Division's increase in premiums and deposits reflects the contribution from Maritime Life businesses and higher sales in Individual Wealth Management of guaranteed and segregated fund products. Sales of the Manulife One bank product were also strong in the quarter. Growth of the Group Life and Health in force block also contributed to the higher volume of premiums and deposits.

o	Funds under management as at September 30, 2004 were $57.7 billion, an increase of $20.3 billion from the same time last year. This increase reflects the $15.9 billion acquired with the Maritime Life businesses in April; positive net policyholder cash inflows; investment gains; and growth in bank assets in Individual Wealth Management.

o	The Company has initiated a reorganization, subject to certain regulatory and stakeholder approvals, whereby Manufacturers Life will amalgamate with three of its wholly owned subsidiaries. The business and assets of Maritime Life is expected to be transferred to Manufacturers Life in the fourth quarter. The reorganization serves to simplify Manulife's life insurance operations in Canada and strengthen common branding under the Manufacturers Life name.

Asian Division

Canadian dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	89	82	88
Premiums & Deposits (millions)	968	977	1,007
Funds under Management (billions)	15.4	15.4	12.4

U.S. dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	68	60	64
Premiums & Deposits (millions)	742	719	729
Funds under Management (billions)	12.2	11.5	9.2

o	Asian Division shareholders' net income of $89 million in the third quarter of 2004 was virtually unchanged from 2003. On a year-to-date basis, shareholders' net income was $244 million, up 11 per cent from 2003. On a U.S. dollar basis, shareholders' earnings in the quarter increased by six per cent over the prior year as a result of contributions from John Hancock's Asian operations in Singapore and Malaysia as well as growth in the Hong Kong Insurance business.

o	Total premiums and deposits were $1.0 billion in the third quarter of 2004, relatively unchanged from 2003. On a U.S. dollar basis, third quarter premiums and deposits were two per cent higher than last year. The contribution from John Hancock's Asian businesses and growth in insurance premiums across the Division were significantly offset by a decline in mutual fund and single premium unit-linked deposits when compared to the exceptionally high volumes reported last year.

o	Funds under management increased by 25 per cent to $15.4 billion as at September 30, 2004 from $12.4 billion in 2003. On a U.S. dollar basis, funds under management increased by 33 per cent. This increase was due to growth in insurance businesses across the Division, and in the Mandatory Provident Fund and mutual fund businesses in Hong Kong. Stronger equity markets resulting in market value appreciation over the past 12 months and the addition of John Hancock's Asian operations also contributed to the increase in funds under management.

Japan Division

Canadian dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	39	44	28
Premiums & Deposits (millions)	1,321	798	500
Funds under Management (billions)	11.1	10.9	11.2

o	Japan Division's earnings increased by 39 per cent to $39 million in the third quarter of 2004, up from $28 million in the third quarter of 2003. Year-to-date net income increased by 60 per cent to $125 million from $78 million in 2003. The significant increase in this quarter's earnings was a result of growth in the in force block attributable to sales of universal life and variable annuity products, together with lower expenses reflecting both the field and head office restructuring completed last year and changes to agent compensation implemented this year.

o	Premiums and deposits increased by 164 per cent in the third quarter to $1.3 billion compared to the same quarter of 2003, reflecting strong sales of Premiere, a variable annuity product that was launched in the first quarter of this year and sold under a distribution alliance with the Bank of Tokyo-Mitsubishi. In addition, growth in universal life premiums, reflecting a 12 per cent increase in the number of sales agents, also contributed to the growth in premiums and deposits, which was partially offset by lower renewal premiums from the policies acquired from Daihyaku.

o	Funds under management were $11.1 billion as at September 30, 2004, down slightly compared to $11.2 billion as at September 30, 2003. Growth in variable annuity and universal life net policyholder cash flows were more than offset by the impact of a strengthened Canadian dollar.

Reinsurance Division

Canadian dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	66	63	41
Premiums (millions)	296	261	185

U.S. dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	51	46	30
Premiums (millions)	226	192	135

o	Reinsurance Division reported net income of $66 million in the third quarter of 2004, an increase of 61 per cent from the $41 million reported in the third quarter of 2003. Year-to-date earnings increased to $166 million from $149 million in 2003. The increase in this quarter's net income was mainly driven by improved claims experience in Life Reinsurance and higher earnings related to segregated fund guarantees. In addition, the inclusion of John Hancock's International Group Program contributed favourably to the Division's net income.

o	Premiums of $296 million were $111 million or 60 per cent higher than in the third quarter of 2003, primarily due to the addition of the International Group Program business.

Guaranteed and Structured Financial Products Division

Canadian dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	73	57	n/a
Premiums & Deposits (millions)	361	316	n/a
Funds under Management (billions)	43.6	46.8	n/a

U.S. dollars	Quarterly Results
	3Q04	2Q04	3Q03
Shareholders' Net Income (millions)	56	42	n/a
Premiums & Deposits (millions)	276	233	n/a
Funds under Management (billions)	34.5	34.8	n/a

o	John Hancock's Guaranteed and Structured Financial Products business contributed $73 million to earnings in the third quarter. Year-to-date net income since acquisition was $130 million. Premiums and deposits were $361 million for the quarter, up 14 per cent from the second quarter, reflecting higher sales of SignatureNotes and annuities offset by weaker sales of Funding Agreements as a result of tight market spreads. Funds under management were $43.6 billion as at September 30, 2004, down seven per cent in the quarter, primarily as a result of a strengthened Canadian dollar.

Normal Course Issuer Bid

The Toronto Stock Exchange has accepted the filing by Manulife Financial Corporation of notice of intention to make a normal course issuer bid permitting the purchase of up to 55 million common shares, representing approximately 6.8 per cent of Manulife Financial’s 813 million outstanding common shares. Manulife Financial has received insurance regulatory approval to purchase up to $3 billion of its common shares. Purchases under the bid will be made through the facilities of the Toronto Stock Exchange at market prices prevailing at the time of purchase. The bid period will commence on November 9, 2004 and expire on November 8, 2005 or such earlier date as Manulife Financial completes purchases pursuant to the notice. Any common shares acquired by Manulife Financial will be cancelled.

In addition, Manulife Financial may undertake repurchases of its common shares outside of Canada, but otherwise in compliance with applicable local securities laws. Manulife Financial may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements. These arrangements would allow Manulife Financial to better manage the cost of the repurchase of its common shares. If the Company does undertake these alternative arrangements and repurchases, the total number of common shares repurchased, including under the normal course issuer bid, will not exceed 55 million common shares.

Under its previous normal course issuer bid, Manulife Financial purchased a total of 4,203,700 common shares at an average price of $50.33 per share.

The Company continues to believe that from time to time, the market prices of its common shares may not fully reflect the value of its business and its future business prospects and accordingly, may represent an attractive investment and a desirable use of its available funds.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$346.5 billion as at September 30, 2004.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 10:00 a.m. ET November 5, 2004. For local and international locations, please call (416) 695-5259 and toll free in North America please call (877) 888-4210. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 1:00 p.m. ET November 5, 2004 until midnight ET, November 12, 2004 by calling (416) 695-9677 (passcode #3774).

The conference call will also be webcast through Manulife Financial’s website at 10:00 a.m. ET November 5, 2004. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.

The Third Quarter 2004 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Media inquiries:	Investor Relations:
Peter Fuchs	Edwina Stoate
(416) 926-6103	1-800-795-9767 or (416) 926-3490
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	September 30
	2004	2003	% Change

Net income	$717	$395	82
Less: net income (loss) attributed to participating policyholders	—	(1)	N/A

Net income attributed to shareholders	$717	$396	81
Preferred share dividends	4	4	N/A

Net income available to common shareholders	$713	$392	82

Premiums and deposits:
Life and health insurance premiums	$3,847	$2,003	92
Annuity and pension premiums	1,041	$456	128
Segregated funds deposits	6,451	$4,232	52
Mutual fund deposits	1,334	$502	166
ASO premium equivalents	501	$218	130
Other fund deposits	421	$119	254

Total premiums and deposits	$13,595	$7,530	81

Funds under management:
General fund	$174,347	$75,242	132
Segregated funds	111,182	$65,385	70
Mutual funds	33,395	$3,016	N/A
Other funds	27,562	$4,863	467

Total funds under management	$346,486	$148,506	133

Capitalization:
Long-term debt	$3,067	$1,351	129
Non-controlling interest in subsidiaries	1,042	1,057	(1)
Trust preferred securities issued by subsidiaries	623	665	(6)
Preferred shares issued by a subsidiary	229	—	N/A
Equity
Participating policyholders' equity	145	94	54
Shareholders' equity
Preferred shares	344	344	—
Common shares	14,714	599	N/A
Contributed surplus	111	11	N/A
Retained earnings and currency translation account	8,558	8,235	4

Total capital	$28,833	$12,356	133

Selected key performance measures:
Basic earnings per common share	$0.88	$0.85
Diluted earnings per common share	$0.87	$0.84
Return on common shareholders' equity (annualized)	12.0%	17.9%
Book value per common share	$28.78	$19.11
Common shares outstanding (in millions)
End of period	813	463
Weighted average - basic	811	463
Weighted average - diluted	819	466

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended
	September 30
	2004	2003

Revenue
Premium income	$4,888	$2,459
Net investment income	2,263	1,098
Other revenue	907	392

Total revenue	$8,058	$3,949

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,432	$735
Maturity and surrender benefits	2,675	676
Annuity payments	731	311
Policyholder dividends and experience rating refunds	404	233
Net transfers to segregated funds	83	241
Change in actuarial liabilities	(177)	245
General expenses	935	474
Commissions	737	418
Interest expense	155	65
Premium taxes	52	27
Non-controlling interest in subsidiaries	21	20
Trust preferred securities issued by subsidiaries	14	15

Total policy benefits and expenses	$7,062	$3,460

Income before income taxes	$996	$489
Income taxes	(279)	(94)

Net income	$717	$395
Less: net income (loss) attributed to participating policyholders	—	(1)

Net income attributed to shareholders	$717	$396
Preferred share dividends	4	4

Net income available to common shareholders	$713	$392

Basic earnings per common share	$0.88	$0.85
Diluted earnings per common share	$0.87	$0.84

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at September 30
Assets	2004	2003

Invested assets
Bonds	$110,948	$44,204
Mortgages	29,347	10,150
Stocks	6,980	6,353
Real estate	4,707	3,845
Policy loans	7,027	4,515
Cash and short-term investments	9,041	4,547
Bank loans	1,312	812
Other investments	4,985	816

Total invested assets	$174,347	$75,242

Other assets
Accrued investment income	$2,225	$944
Outstanding premiums	662	515
Goodwill	7,570	584
Intangible assets	1,904	—
Miscellaneous	3,861	1,126

Total other assets	$16,222	$3,169

Total assets	$190,569	$78,411

Segregated funds net assets	$111,182	$65,385

Liabilities and equity

Actuarial liabilities	$135,056	$52,490
Benefits payable and provision for unreported claims	2,304	2,293
Policyholder amounts on deposit	5,492	2,545
Deferred realized net gains	3,508	3,385
Bank deposits	3,920	2,223
Consumer notes	2,908	—
Other liabilities	8,548	3,119

	$161,736	$66,055
Long-term debt	3,067	1,351
Non-controlling interest in subsidiaries	1,042	1,057
Trust preferred securities issued by subsidiaries	623	665
Preferred shares issued by a subsidiary	229	—
Equity
Participating policyholders' equity	145	94
Shareholders' equity
Preferred shares	344	344
Common shares	14,714	599
Contributed surplus	111	11
Retained earnings and currency translation account	8,558	8,235

Total equity	$23,872	$9,283

Total liabilities and equity	$190,569	$78,411

Segregated funds net liabilities	$111,182	$65,385

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the three months ended September 30, 2004

	U.S.	U.S.	Canadian	Asian	Japan	Reinsurance	Guaranteed &	Corporate
	Protection	Wealth					Structured	and
Premiums and deposits		Management					Financial Products	Other	Total

General fund premiums	$1,486	$374	$1,624	$480	$268	$296	$360	$—	$4,888
Segregated fund deposits	337	4,100	667	285	1,053	—	1	8	6,451
Mutual fund deposits	—	947	184	203	—	—	—	—	1,334
ASO premium equivalents	—	—	501	—	—	—	—	—	501
Other fund deposits	—	421	—	—	—	—	—	—	421

Total	$1,823	$5,842	$2,976	$968	$1,321	$296	$361	$8	$13,595

Net income	$112	$119	$162	$92	$39	$66	$73	$54	$717

Funds under management	As at September 30, 2004

General fund	$47,355	$21,518	$37,548	$7,629	$8,437	$3,182	$38,242	$10,436	$174,347
Segregated funds	10,612	67,880	18,023	4,129	2,613	—	5,324	2,601	111,182
Mutual funds	—	29,600	2,135	1,660	—	—	—	—	33,395
Other funds	—	6,309	—	2,003	—	—	—	19,250	27,562

Total	$57,967	$125,307	$57,706	$15,421	$11,050	$3,182	$43,566	$32,287	$346,486

	For the three months ended September 30, 2003

	U.S.	U.S.	Canadian	Asian	Japan	Reinsurance	Guaranteed &	Corporate
	Protection	Wealth					Structured	and
Premiums and deposits		Management					Financial Produts	Other	Total

General fund premiums	$509	$269	$813	$404	$279	$185	$ —	$—	$2,459
Segregated fund deposits	89	3,211	454	257	221	—	—	—	4,232
Mutual fund deposits	—	—	156	346	—	—	—	—	502
ASO premium equivalents	—	—	218	—	—	—	—	—	218
Other fund deposits	—	119	—	—	—	—	—	—	119

Total	$598	$3,599	$1,641	$1,007	$500	$185	$ —	$—	$7,530

Net income (loss)	$75	$45	$131	$87	$28	$41	$ —	$(12)	$395

Funds under management	As at September 30, 2003

General fund	$16,264	$6,608	$26,232	$6,013	$10,229	$3,260	$ —	$6,636	$75,242
Segregated funds	1,887	49,900	9,569	3,063	966	—	—	—	65,385
Mutual funds	—	—	1,552	1,464	—	—	—	—	3,016
Other funds	—	835	—	1,823	—	—	—	2,205	4,863

Total	$18,151	$57,343	$37,353	$12,363	$11,195	$3,260	$ —	$8,841	$148,506

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.